NXT ANNOUNCES ANNUAL GENERAL MEETING AND CONTRACT UPDATE

Calgary, Alberta, Canada
Wednesday, July 16, 2008

Energy Exploration Technologies Inc. (“NXT” or “the Company)

“SFD” – TSX-V

“ENXTF” – NASDAQ OTCBB

NXT is pleased to announce that its 2008 Annual General Meeting is scheduled for October 23, 2008 at 3:00 pm at the Calgary Petroleum Club located at 319 - 5th Avenue S.W., Calgary, Alberta, Canada.

In addition, NXT has recently completed flight operations pursuant to the previously announced Cdn. $1,200,000 SFD contract with Pengrowth Energy Trust.  Interpreted results are scheduled to be delivered to the client and this revenue recognized in the third quarter of 2008.

Also, beginning in the fall of 2008, NXT will attend various geophysical conferences to increase the profile of the SFD Survey System within the geosciences community.  NXT will be represented at these conferences by members of its management team, members of its Geosciences Advisory Board or other respected industry consultants.  The Company will provide information on these conferences on an ongoing basis.

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry.  The Company utilizes its proprietary SFD Survey System to offer its clients a unique service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact.  The value of the service is providing clients with an efficient, cost effective method of surveying large tracts of land and delivering an inventory of SFD prospects with high potential.

Additional information about NXT and the SFD technology is available on the Company’s website.

For more information contact:
Ken Rogers, VP Finance and CFO
Energy Exploration Technologies Inc.
505 — 3rd Street, S.W., Suite 1400
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the TSX-Venture nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this news release.